Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2005

Millipore Corporation

(Name of issuer of the securities held pursuant to the Plan)

290 Concord Road

Billerica, Massachusetts 01821

(Address of the principal executive office of the issuer)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Millipore Corporation

Employees’ Participation and Savings Plan

By:	/s/ Jeffrey Rudin
Jeffrey Rudin
Committee for Administration of the Millipore Corporation
Employees’ Participation and Savings Plan

Date: June 29, 2006

Millipore Corporation

Employees' Participation and Savings Plan

*	Certain supplemental schedules have been omitted either as they are not required or because the required information has been included elsewhere in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

  Millipore Corporation Employees’ Participation and Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Millipore Corporation Employees’ Participation and Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets (held at end of year) that accompanies the Plan’s financial statements does not disclose the historical cost of non-participant directed Plan investments. This information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 28, 2006

Millipore Corporation

Employees’ Participation and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$197,189,456	$185,524,167
Employer contributions receivable:
Participation account	5,803,017	5,549,478
Savings account	68,462	104,251

Total assets	203,060,935	191,177,896

Liabilities
Excess contributions due to participants	(103,443)	(140,425)
Excess contributions due to employer	—	(2,235)

Total liabilities	(103,443)	(142,660)

Net assets available for benefits	$202,957,492	$191,035,236

The accompanying notes are an integral part of these financial statements.

Millipore Corporation

Employees’ Participation and Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

Investment income:
Dividends and interest	$3,610,083
Net appreciation in fair value of investments	8,117,708

Total investment income	11,727,791

Contributions:
Employer contributions:
Participation account	5,804,054
Savings account	1,904,483
Employee savings account contributions	9,134,753

Total contributions	16,843,290

Benefit payments	(16,648,825)

Net increase	11,922,256

Net assets available for benefits at beginning of year	191,035,236

Net assets available for benefits at end of year	$202,957,492

The accompanying notes are an integral part of these financial statements.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

1.	Description of the Plan

General

The following description of the Millipore Corporation (the “Company”) Employees’ Participation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit sharing plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was most recently amended on December 8, 2005.

The Plan includes a profit sharing feature (the “Participation Account”), which covers U.S. and Puerto Rico employees who have at least two years of continuous service with the Company, and a savings feature (the “Savings Account”), which covers only U.S. employees. Eligible employees can contribute to the Savings Account upon their service commencement date. The Company matching contributions will begin after one year of continuous service.

The recordkeeper of the Plan is T. Rowe Price Retirement Plan Service, Inc. and the directed trustee of the Plan is T. Rowe Price Trust Company.

Contributions

Participation Account

The Company contributes to the Plan based on a percentage of the Company’s profits at the discretion of the Company’s Board of Directors. Contributions and earnings thereon are allocated to participants’ accounts based on the participants’ compensation during the year for which the contributions are made. Such contributions are invested in the Millipore Asset Allocation Fund.

Savings Account

Participants may elect to contribute amounts ranging from 1% to 35% of their eligible compensation on a pre-tax basis subject to certain limitations. All participants who have attained age 50 before the close of a Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, section 414(v) of the Internal Revenue Code. All participants with 10 or more years of service receive matching contributions of 50% of their contributions up to 6% of their eligible compensation. Participants with less than 10 years of service receive matching contributions of 25% of their contribution up to 6% of their eligible compensation.

Participant Accounts

Participation Account

The Company’s contributions and plan earnings are allocated to the participant’s account. Investments are made in the Millipore Asset Allocation Fund.

Savings Account

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and account earnings. Participant’s accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not borne by the Company. Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

Vesting

All participants are fully vested in their accounts at all times.

Investment Options

Savings Account

A participant may direct contributions into any of the following investment options:

American EuroPacific Growth Fund

Calamos Growth Fund A

Dodge and Cox Stock Fund

Millipore Common Stock

Oppenheimer Developing Markets

Pimco Total Return Fund

Royce Low-Priced Stock Fund

RS Emerging Growth Fund, Class A*

Third Avenue Real Estate Value

T. Rowe Price Growth Stock Fund

T. Rowe Price Mid-Cap Value Fund

T. Rowe Price Balanced Fund

T. Rowe Price Equity Index Trust

T. Rowe Price Stable Value Fund

T. Rowe Price Summit Cash Reserves*

T. Rowe Price Blue Chip Growth

TradeLink Brokerage Account

Van Kampen Emerging Growth Fund, Class A*

Wasatch Small Cap Growth Fund

Weitz Series Fund Value Portfolio*

__________

* Effective July 1, 2005, these funds were no longer available as an investment option.

T. Rowe Price’s TradeLink brokerage account allows participants to invest their savings account balances in a wide range of investments beyond those available in the core investments of the Plan.

Participation Account

Investments in the Participation Account are non-participant directed and are invested in the Millipore Asset Allocation Fund. This fund is comprised of the following Grantham, Mayo, Van Otterloo Co., LLC (“GMO”) mutual funds:

GMO Domestic Bond Fund III

GMO US Core Fund III

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of: (1) the amount of their total account balance (excluding the Participation Account); (2) the greater of $10,000 or one-half of their total account balance (excluding the Participation Account); or (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the 1-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan on the date on which such loan was made. Generally, loan terms range from 1 to 5 years; except that a loan for the purchase of a principal place of residence may have a term of up to 15 years. Loan interest rates are updated monthly. As of December 31, 2005 and 2004, interest rates on participant loans ranged from 4.0% to 9.5%. One half of the participant’s total account serves as collateral for the loan.

Payment of Benefits

Participants who are aged 59 and one half years or older may, at any time, withdraw amounts contributed to the Plan by and on behalf of them, including income earned. In the event of a participant’s death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned, will be distributed in accordance with the provisions of the Plan. Participants may request a withdrawal from their savings account for certain hardships that result from medical expenses, expenses to purchase a principal residence, or tuition expense for the next 12 months of post secondary education for the participant, their spouse, children or dependents. The Committee for the Administration of the Employees’ Participation and Savings Plan of Millipore Corporation determines the existence of hardship. Participation Account contributions and income earned may be transferred to the Retirement Plan for Employees of Millipore Corporation for distribution in accordance with its provisions upon meeting certain requirements as outlined in the Plan document.

Administrative Expenses

Generally, administrative expenses of the Plan are paid by the Company. However, certain expenses related to recordkeeping and investment activities charged by the Plan’s custodian may be paid by the Plan. The Plan administrator is the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Trustees to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation

Investments in mutual funds are valued at their net asset value on the last business day of the year, which represents the value that shares of the mutual funds may be purchased or redeemed. Shares of common stock are valued at the last reported sales price on the last business day of the year. Participant loans are valued at principal plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

Net appreciation (depreciation) on fair value of investments includes realized gains and losses and unrealized appreciation (depreciation) on investments. In determining the net gain or loss on investments, cost is determined on the average cost basis.

Risks and Uncertainties

The Plan allows for various investment options in a variety of mutual funds and Millipore common stock. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Contributions

Contributions from the Company under the Participation Account are accrued and paid annually based upon a determination by the Board of Directors of the Company in accordance with the provisions of the Plan. Employee contributions and employer matching contributions are recorded in the period that employee payroll deductions are made.

Payment of Benefits

Benefit payments are recorded when paid.

Excess Contributions Payable

The Plan provides that certain limitations may be imposed on participants’ contributions in order to comply with statutory requirements. As of December 31, 2005, $103,443 was accrued as excess contributions payable to certain participants. As of December 31, 2004, excess contributions of $140,425 and $2,235 were payable to certain participants and the Company, respectively. Contributions in the statement of changes in net assets available for benefits have been adjusted for these amounts. The return of these excess contributions allows the Plan to comply with statutory requirements.

Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the directed trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. There were administrative expenses paid to the directed trustee during the year. These transactions, as well as participant loans, also qualify as party-in-interest transactions.

The Plan invests in the common stock of Millipore Corporation, the employer. Transactions in Millipore common stock are party-in-interest transactions. Purchases of Millipore common stock for the years ended December 31, 2005 and 2004 totaled $2,303,561 and $1,120,184, respectively. Sales of Millipore common stock for the years ended December 31, 2005 and 2004 totaled $2,692,831 and $2,346,967, respectively.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

3.	Investments

The following table presents the fair value of the Plan’s investments as of December 31:

	2005		2004
Dodge and Cox Stock Fund	$9,351,027		$—
GMO Domestic Bond Fund**	33,171,383	*	32,913,136	*
GMO US Core Fund III**	49,493,389	*	49,258,159	*
Millipore Common Stock	8,178,163		6,287,723
T. Rowe Price Growth Stock Fund	20,852,637	*	—
T. Rowe Price Balanced Fund	16,643,838	*	15,886,354	*
T. Rowe Price Blue Chip Growth Fund	—		11,901,297	*
T. Rowe Price Equity Index Trust	12,394,133	*	12,758,201	*
T. Rowe Price Summit Cash Reserves Fund	—		10,362,664	*
T. Rowe Price Stable Value Fund	10,386,084	*	—
Van Kampen Emerging Growth Fund, Class A	—		8,830,883
Other investments	33,428,724		34,321,077
TradeLink brokerage account	46,924		—
Participant Loans	3,243,154		3,004,673

Total investments at fair value	$197,189,456		$185,524,167

__________

*	Investments that represent 5% or more of the Plan’s assets at the end of the year
**	Non-participant directed investments

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

Mutual funds	$5,265,227
Common stock	2,279,710
Common trust	572,771

Net appreciation	$8,117,708

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

4.	Non-Participant Directed Investments

Information about the assets and the significant components of the changes in assets relating to the non-participant directed investments, the Participation Account, is as follows:

	December 31,
	2005	2004
Assets:
Mutual funds	$82,664,772	$82,171,295
Employer contribution receivable	5,803,017	5,549,478

Total	$88,467,789	$87,720,773

December 31,
2005
Increase (decrease) in assets:
Contributions	$5,804,054
Net appreciation	2,786,306
Benefits paid to participants	(7,843,344)

Change in assets	$747,016

5.	Plan Amendments

Effective March 28, 2005, the Plan lowered its mandatory distribution amount to less than $1,000. In addition, the Plan adopted an automatic enrollment feature. The default deferral is 3% of eligible compensation following a 30-day option-out period. The default investment is the T.Rowe Price Balanced Fund. The automatic enrollment feature applies only to new hires and re-hires after the effective date. Also, effective July 1, 2005, the use of self-directed brokerage account has been approved for all eligible participants with no limitations, other than limitations required by regulation and T. Rowe Price operational procedures.

6.	Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions to the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated company or approval by the Company’s Board of Directors to terminate the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of their account balances.

7.	Tax Status

No provision for income taxes has been included in the Plan’s financial statements, as the Plan qualifies as a tax-exempt entity under section 401 of the Internal Revenue Code (the “IRC”). The Internal Revenue Service has determined and informed the Company, by a letter dated May 31, 2002, that the Plan is designed in accordance with applicable sections of the IRC. To the best of its knowledge, the Company believes that the Plan, as amended, is currently in compliance with the applicable provisions of the IRC.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

8.	New Accounting Pronouncement

On December 29, 2005, the Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to include enhanced financial statement presentation and disclosures. For example, T. Rowe Price Stable Value Fund is a bank collective trust that holds benefit-responsive investment contracts. Such investments shall be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the bank collective trusts shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit-responsive.

Millipore Corporation

Employees’ Participation and Savings Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

Issuers	Description of Investments	Shares/ Interest Rates	Cost		Current Value
American Funds	EuroPacific Growth Fund	154,397	n.a.	(4)	$6,273,130
Dodge and Cox	Stock Fund	68,146	n.a.	(4)	9,351,027
Grantham, Mayo, Van Otterloo Co., LLC	GMO Domestic Bond Fund III (2)	3,384,835	n.a.	(3)	33,171,383
Grantham, Mayo, Van Otterloo Co., LLC	GMO US Core Fund III (2)	3,511,379	n.a.	(3)	49,493,389
Millipore Corporation	Common Stock (1)	123,837	n.a.	(4)	8,178,163
Pimco Mutual Funds	Total Return Fund	499,966	n.a.	(4)	5,249,639
The Royce Funds	Low-Priced Stock Fund	319,157	n.a.	(4)	4,956,512
Calamos Investments	Growth Fund A	116,588	n.a.	(4)	6,419,360
T. Rowe Price	Balanced Fund (1)	841,873	n.a.	(4)	16,643,838
T. Rowe Price	Growth Stock Fund (1)	734,248	n.a.	(4)	20,852,637
T. Rowe Price	Equity Index Trust (1)	346,108	n.a.	(4)	12,394,133
T. Rowe Price	Mid-Cap Value Fund (1)	122,364	n.a.	(4)	2,860,864
Oppenheimer Funds	Developing Markets	79,291	n.a.	(4)	2,880,626
Wasatch Funds	Small Cap Growth Fund	117,463	n.a.	(4)	4,310,898
Third Avenue Funds	Real Estate Value Fund	16,261	n.a.	(4)	477,420
T. Rowe Price	Stable Value Fund (1)	10,386,084	n.a.	(4)	10,386,084
T. Rowe Price	TradeLink (1)	46,924	n.a.	(4)	46,924
	Non-interest bearing cash				275
	Participant Loans (1)	4.0% to 9.5%			3,243,154

	Total investments				$197,189,456

(1)	Denotes party-in-interest.
(2)	Denotes non-participant directed investment.
(3)	Historical cost information is not available.
(4)	Cost information is not required for participant directed investments and, therefore, is not included.

EXHIBIT INDEX

Exhibit 23.1  Consent of Independent Registered Public Accounting Firm